August 13, 2025

Michael Lunsford
Chief Executive Officer
Funko, Inc.
2802 Wetmore Avenue
Everett, Washington 98201

       Re: Funko, Inc.
           Registration Statement on Form S-3
           Filed August 7, 2025
           File No. 333-289388
Dear Michael Lunsford:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing